

COVE STREET CAPITAL

January 11, 2019

Mr. Michael W. Reid
Chairman of the Board of Directors of Capital Senior Living
14160 Dallas Pkwy Suite 300
Dallas, TX 75254

Dear Capital Senior Living Board of Directors:

I am writing to you to summarize our thoughts after our recent conversations.

It can be appropriately reasoned that what Capital Senior Living needs more than anything is consistent and disciplined management. It can also be argued correctly that the current environment is poor for any other strategic alternative to hiring a new CEO and work on improving results. With the caveat of having no direct experience with Kimberly Lody, she seems like a perfectly reasonable candidate for the position, but obviously only the passage of time and the delivery of results will be the key variables to further comment on this statement.

With that said, it is our strong belief that there needs to be commensurate change at the Board level, which ultimately must take at least partial responsibility for the poor results and dismal price of the company's equity. We have previously forwarded to you a resume of an extremely strong candidate with whom we have worked in the past who has a superior real estate finance and corporate governance background in both private and public companies.

We would also like to formally suggest that the Board begin a process to de-stagger, beginning with this year's nominees, and continuing until all members are elected annually. As noted below, this is firmly "good governance" and further aligns all stakeholders. It would also send a strong signal to the marketplace that all concerned are putting their: collective time and money towards the enhancement of shareholder value.

We continue to think there is tremendous value to be delivered at Capital Senior Living, but that will require a large improvement in internal execution, proper alignment of incentives at both the management and Board level, and of course, some help from the outside world at some point in the future. We would urge the Board to take the proper steps that are within its reach.

Best regards,



Jeffrey Bronchick, CFA
Principal, Portfolio Manager
JB: kc

2101 E El Segundo Boulevard, Suite 302   T   424-221-5897   www.CoveStreetCapital.com
El Segundo, California 90245   F   424-221-5888   questions@CoveStreetCapital.com



COVE STREET CAPITAL

Quick Review of Consensus Thinking on Staggered Boards

The Council of Institutional Investors
https://www.cii.org/corp_gov_policies

2.1 Annual Election of Directors: All directors should be elected annually. Boards should not be classified (staggered).

2.2 Director Elections: Directors in uncontested elections should be elected by a majority of the votes cast. In contested elections, plurality voting should apply. An election is contested when there are more director candidates than there are available board seats. To facilitate the shareholder voting franchise, the opposing sides engaged in a contested election should utilize a proxy card naming all management-nominees and all shareholder-proponent nominees, providing every nominee equal prominence on the proxy card.

Directors who fail to receive the support of a majority of votes cast in an uncontested election should step down from the board and not be reappointed. A modest transition period may be appropriate under certain circumstances, such as for directors keeping the company in compliance with legal or listing standards. But any director who does not receive the majority of votes cast should leave the board as soon as practicable.

ISS
https://www.issgovernance.com/file/publications/board-accountability-oractices-review-2018.pdf

Annual Director Elections In the past ten years, an increasing number of companies have adopted annual director elections in each constituent index of the S&P 1500. Advocates of classified boards, where directors serve staggered multi-year terms, contend that they provide boardroom continuity and smooth board transitions. Proponents of annual director elections, including many institutional investors, believe that a staggered board diminishes director accountability and promotes entrenchment of poorly performing managers and unresponsive directors. Some shareholders view a classified board as a takeover defense mechanism, particularly in combination with other defenses such as poison pills, which can present a formidable hurdle to an unsolicited takeover bid. A majority of companies in each of the S&P 500, S&P 400, and S&P 600 now hold annual director elections.

The growth trend of annually elected boards, however, has slowed. From 2012 to 2014, the Shareholder Rights Project at Harvard Law School contributed to the adoption of annual board elections at over 100 S&P 500 and Fortune 500 companies through shareholder proposal filings and engagements. For several companies, the adoption of annual elections was phased in over a three-year period. By now, the phasing in of board declassification at companies that were subject to the campaign has largely been completed.

2101 E El Segundo Boulevard, Suite 302
El Segunc1o, California 90245

T 424-221 5897
F 424-221-5888

www.CoveSlreetCap1tal.com
questions@CoveStreetCapital.com



COVE STREET CAPITAL

Glass Lewis

https://www.glasslewis.com/wp-content/uploads/2017/11/ShareholderInitiatives_2018_Guidelines.pdf

Glass Lewis believes that classified boards (or staggered boards) do not serve the best interests of shareholders. Empirical studies have shown that: (i) companies with classified boards may show a reduction in firm value; (ii) in the context of hostile takeovers, classified boards operate as a takeover defense, which entrenches management, discourages potential acquirers and delivers less return to shareholders; and (iii) companies with classified boards are less likely to receive takeover bids than those with single class boards.

We do not believe that there is persuasive evidence to demonstrate that staggered boards improve shareholder returns in a takeover context. Some research has indicated that shareholders are worse off when a staggered board blocks a transaction; further, when a staggered board negotiates a friendly transaction, no statistically significant difference in premium occurs.

1. Additional research found that charter-based staggered boards "reduce the market value of a firm by 4% to 6% of its market capitalization" and that "staggered boards bring about and not merely reflect this reduction in market value."

2. A subsequent study reaffirmed that classified boards reduce shareholder value, finding "that the ongoing process of dismantling staggered boards, encouraged by institutional investors, could well contribute to increasing shareholder wealth.

3.. The annual election of directors provides inqeased accountability and requires directors to focus on the interests of shareholders. When companies have classified boards, shareholders are deprived of the right to voice annual opinions on the quality of oversight exercised by their representatives. As such, Glass Lewis believes that classified boards are not in the best interests of shareholders and in nearly_ all cases will recommend shareholders support proposals seeking their repeal.